

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

John V. Moran, IV
Chief Financial Officer
Old National Bancorp
One Main Street
Evansville, IN 47708

      Re: Old National Bancorp
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated December 12, 2024
           File No. 001-15817

Dear John V. Moran, IV:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Finance